

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 6, 2018

<u>Via E-mail</u>
Ronald Wilson
Chief Executive Officer
HYLETE, Inc.
564 Stevens Avenue
Solana Beach, CA 92075

Re: HYLETE, Inc.
    Offering Statement on Form 1-A
    Filed March 12, 2018
    File No. 024-10817

Dear Mr. Wilson:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please include financial statements for the year ended December 31, 2017 in your next amendment to comply with Part F/S (b)(3)(A) of Form 1-A.

<u>Use of Proceeds, page 6</u>

2. Please revise to indicate the amount of proceeds to be used for each use indicated for the different offering amounts. Also please revise to indicate the use of proceeds for 100% of the offering amount.

Liquidity and Capital Resources
Issuances of Equity and Convertible Notes, page 10

3. Please revise to disclose what a "pre-market valuation" is and how it was calculated.

Compensation of Directors and Executive Officers, page 13

4. Please update the compensation disclosure for the most recent completed fiscal year. See Part II, Item 11 of Form 1-A.

Financial Statements
Statement of Stockholders' Deficit for the Periods Ended June 30, 2017 (Unaudited) and December 31, 2016 (Audited), page F-24

5. Please revise to include financial information for your Class B Common Stock which reconciles the accumulated deficit with the amounts presented in the balance sheet.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: Jeanne Campanelli, Esq.
    CrowdCheck Law LLP